

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Nathan Gooden
Chief Financial Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014

> **Re: Squarespace, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2023**
> **Form 8-K filed May 9, 2023**
> **File No. 001-40393**

Dear Nathan Gooden:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Critical Accounting Policies and Estimates, page 50

1. We note during the quarter ended December 31, 2022 you reassessed your reporting unit determination and recognized an impairment charge of $225 million. Please expand your disclosure of critical accounting policies and estimates to address changes in estimates and judgements made in accordance with Item 303 of Regulation S-K. Specifically, regarding goodwill impairment testing please disclose:
    - the new reporting units and describe how goodwill was apportioned to each reporting unit;
    - how goodwill was tested, including whether you performed a qualitative and / or quantitative test;
    - the specific factors and assumptions used to estimate the fair value of the reporting unit(s);

- how changes in these assumptions may impact impairment; and
- the percentage by which the estimated fair value of your reporting unit(s) exceeded the carrying value and whether goodwill is at risk of impairment.

Provide us with your proposed future disclosure.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Operating Segments and Reporting Units, page 63

2.   We note your disclosure on page 63 states, "During the quarter ended December 31, 2022, the Company revised its operating segments to reflect changes in the way the CODM manages and evaluates the business. As of December 31, 2022, the Company's business operates in two operating segments which are aggregated into one reportable segment." Tell us and disclose the two operating segments that were aggregated. Tell us why you believe aggregation is appropriate. Your response should address all factors noted in ASC 280-10-50-11, including economic and gross margin considerations.

13. Commitments and Contingencies, page 86

3.   On page 46 you state your principal commitments consist of payments for our Credit Facility, operating leases and purchase commitments related to cloud-computing services. However, purchase commitments related to cloud-computing services are not disclosed in your financial statements. Please disclose your material unconditional purchase obligations in accordance with ASC 440-10-50-4.

Form 10-Q for the Fiscal Quarter Ended March 31, 2023

Notes to Consolidated Financial Statements
9. Income Taxes, page 17

4.   We note that by analogizing to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance, you recognized Ireland-related research and development tax credits of $276 as a reduction to research and product development expense. Tell us how you consider US GAAP accounting literature, including ASC 450, when evaluating the accounting for this transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations
Comparison of the Three Months Ended March 31, 2023 and 2022, page 28

5.   We note your results of operations discussion does not quantify the underlying factors that drove fluctuations between periods. Please revise in future filings to describe the underlying reasons for material changes in both quantitative and qualitative terms in accordance with Item 303 of Regulation S-K. This detailed quantitative analysis should be

provided for all material line items discussed in results of operations, including; presence revenue, commerce revenue, cost of revenue, gross profit, research and product development expense, marketing and sales expense, and general and administrative expense. Provide us with your proposed future disclosure.

Benefit from/(provision for) income taxes, page 30

6.   We note that your income tax benefit for the three months ended March 31, 2023 is over 106% of your loss before income taxes. However, your disclosure is not specific and does not provide readers with an understanding for the material change to your effective tax rate. Please enhance your disclosure to explain the underlying reasons for the material change to your effective tax rate in both quantitative and qualitative terms. Also, update your critical accounting policy and estimates to describe any new estimates or judgements made when determining your effective tax rate. We refer to guidance in Item 303 of Regulation S-K. Provide us with your proposed disclosure.

Liquidity and Capital Resources, page 32

7.   We note your discussion of cash flows from operating activities, investing activities and financing activities restates line items from the cash flow statement but does not provide an analysis as required by Item 303 of Regulation S-K. Please revise in future filings to provide an analysis of your cash flows including describing the underlying reasons for material changes in quantitative and qualitative terms. Provide us with your proposed future disclosure.

Form 8-K filed May 9, 2023

Exhibit 99.1, page 1

8.   You present in the third line of your heading unlevered free cash flow margin, a non-GAAP measure, but do not present the equivalent GAAP measure. Please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Also, reconcile unlevered free cash flow margin to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 100(a)(1) and (2) of Regulation G.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology